Exhibit 12
DISCOVERY COMMUNICATIONS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(unaudited; in millions, except ratio amounts)

	Years Ended December 31,
	2012	2011		2010		2009		2008
Earnings:
Income from continuing operations, net of taxes(a)	$956	$1,136		$659		$570		$383
Add:
Provision for income taxes(a)	562	427		293		469		372
Loss of equity investees	86	35		57		24		65
Distributions of income from equity investees	20	30		15		4		4
Total interest expense	251	211		207		249		258
Portion of rents representative of the interest factor	22	26		28		27		46
Earnings, as adjusted	$1,897	$1,865		$1,259		$1,343		$1,128
Fixed charges:
Total interest expense	$251	$211		$207		$249		$258
Portion of rents representative of the interest factor	22	26		28		27		46
Total fixed charges	$273	$237		$235		$276		$304
Preferred stock dividends	—	—		1		15		—
Total combined fixed charges and preferred stock dividends	$273	$237		$236		$291		$304
Ratio of earnings to fixed charges	6.9	7.9	x	5.4	x	4.9	x	3.7	x
Ratio of earnings to combined fixed charges and preferred stock dividends	6.9	7.9	x	5.3	x	4.6	x	3.7	x

(a) On September 17, 2012, we sold our postproduction audio business, whose results of operations have been reclassified to discontinued operations for all periods presented. (See Note 3 to the accompanying consolidated financial statements.)